UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2011

Commission File Number: 001-14812

GLOBAL-TECH ADVANCED

INNOVATIONS INC.

(Translation of Registrant’s Name into English)

12/F., Kin Teck Industrial Building, 26 Wong Chuk Hang Road, Aberdeen, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

Effective April 1, 2011, Global-Tech Advanced Innovation Inc.’s Board of Directors removed Kin Shek Leung as the Company’s Acting Chief Financial Officer. As a result, effective April 1, 2011, Mr. Leung will no longer be employed by the Company, but rather will serve as a consultant to the Company on an as needed basis.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 23, 2011

GLOBAL-TECH ADVANCED INNOVATIONS INC.

By:	/s/ Brian Yuen
Brian Yuen
Assistant Secretary